SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE SIXTY-SIXTH MINUTES OF THE ANNUAL SHAREHOLDERS' MEETING

1. VENUE: Rua Coronel Dulcídio 800, in the city of Curitiba – Paraná state and via the Microsoft Teams digital platform. 2. DATE AND TIME: April 29, 2021, at 3:00 p.m. 3. CALL NOTICE: The call notice was published in the Official Gazette of the Paraná State and Folha de Londrina newspapers. 4. QUORUM: eighty-three point fifty-seven percent (83.57%) of the voting shares and sixty-six point six percent (66.06%) of the preferred shareholders, as per signatures in the Shareholders’ Attendance Book number 3, page 60, remote voting forms received and participation in the Teams digital platform. 5. PRESIDING BOARD: MARCELO LUIZ CURADO - CEO; MARCEL MARTINS MALCZEWSKI - Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS - 66th ANNUAL SHAREHOLDERS' MEETING:

ITEM 1 - approved, by a majority vote, the Management’s Annual Report and the Financial Statements for the 2020 fiscal year.

ITEM 2 - approved, by a majority vote, the Executive Board’s proposal for the allocation of the net income for the 2020 fiscal year, in the amount of three billion, nine hundred and four million, two hundred and three thousand, six hundred and ninety-five reais and eighty-six centavos (R$3,904,203,695.86), to be allocated as follows: a) one hundred and ninety-five million, two hundred and ten thousand, one hundred and eighty-four reais and seventy-nine centavos (R$195,210,184.79), equivalent to 5% of the net income for the creation of the legal reserve, as per article 193 of Law 6,404, of December 15, 1976 and article 87, paragraph 2, item II of the Bylaws; b) eight hundred and seven million and five hundred thousand reais (R$807,500,000.00) for the payment of interest on equity, as a partial replacement of the minimum mandatory dividends, as per article 202 of Law 6,404, of December 15, 1976, article 9, paragraph 7, of Law 9,249, of December 26, 1995, and article 88 of the Bylaws, which were declared at the 209th Annual Meeting of the Board of Directors of December 9, 2020; c) seven hundred and eighty-one thousand, three hundred and thirty-one reais and thirty-three centavos (R$781,331.33) as complementary dividends to shareholders of PNA shares, which were declared and paid, as decided at the 206th Annual Meeting of the Board of Directors of September 16, 2020, d) two hundred and ten million, two hundred and seventy-five thousand, five hundred and seventy-six reais and seventy-six centavos (R$210,275,576.76) as dividends in addition to the mandatory minimum amounts, as per article 202 of Federal Law 6,404, of December 15, 1976, article 9, paragraph 7, of Law 9,249, of December 26, 1995 and article 88 of the Bylaws, as well as the rules established by CVM Resolution 683, of August 30, 2012, and by ICPC Technical Interpretation 08 (R1) of the Accounting Pronouncements Committee, which addresses the accounting of the proposed dividend payment; e) two billion, seven hundred and fifty million, sixty-five thousand, four hundred and sixty-two reais and twenty-six centavos (R$2,750,065,462.26) for the creation of the profit retention reserve, whose purpose is to ensure the Company’s investment program, as per article 196 of Law 6,404, of December 15, 1976 and article 87, paragraph 2, item IV, of the Bylaws, and the capital budget of the Management proposal; and f) four hundred and twenty million, four thousand, one hundred and sixty-one reais and thirty-seven centavos (R$420,004,161.37) to be paid to the employees by the Parent Company and the Wholly-Owned Subsidiaries as profit sharing, referring to the integration between capital and labor and encouragement to productivity.

ITEM 3 – for the Board of Directors, term of office of the 2021 - 2023 period: elected, by unanimous vote, Marcel Martins Malczewski - Chairman; Daniel Pimentel Slaviero - Executive Secretary; Marco Antônio Barbosa Cândido; Carlos Biedermann; Gustavo Bonini Guedes; ratified the appointment of Fausto Augusto de Souza, elected by the employees; elected, by unanimous vote, Andriei José Beber and Leila Abraham Loria; and elected by a majority vote, Marco Antonio Bologna.

ITEM 4 – for the Fiscal Council, term of office of the 2021 - 2023 period: elected as sitting members by a majority vote: Demetrius Nichele Macei, Harry Françóia Júnior and José Paulo da Silva Filho; and their respective alternates: João Luiz Giona Junior, Otamir Cesar Martins and Verônica Peixoto Coelho; elected by a majority vote, Eduardo Badyr Donni (sitting member), and Estevão de Almeida Accioly (respective alternate); and elected by a majority vote, Raphael Manhães Martins (sitting member), and Cristiane do Amaral Mendonça (as respective alternate).

ITEM 5 – for the Appointment and Evaluation Committee, for the term of office of the 2021 - 2023 period: elected by a majority vote, Marcos Leandro Pereira, Robson Augusto Pascoalini and Ana Silvia Corso Matte.

ITEM 6 – approved, by a majority vote, the overall annual limit of the compensation of Management, Fiscal Council members and members of the Statutory Committees, of up to thirteen million, two thousand, five hundred and twenty-eight reais and twenty-seven centavos (R$13,002,528.27) for the 2021 fiscal year.

SIGNATURES: MARCELO LUIZ CURADO - Representative of the Paraná State and Chairman of the General Meeting; MARCEL MARTINS MALCZEWSKI - Chairman of the Board of Directors; DEMETRIUS NICHELE MACEI - Chairman of the Fiscal Council; DANIEL PIMENTEL SLAVIERO - CEO of Copel and DENISE TEIXEIRA GOMES - Secretary. The signatures of the shareholders present were omitted as per authorization recorded in the minutes of the Meeting.

The full text of the Minutes of the 66th Annual Shareholders' Meeting was drawn up on pages 71 to 84 of book 12 of Companhia Paranaense de Energia - Copel. --------------------------------------

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.